

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 27, 2009

Jonathan Read
Chairman and Chief Executive Officer
ECOtality, Inc.
6821 E. Thomas Road
Scottsdale, AZ 85251

>   **Re:**   **ECOtality, Inc.**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed June 1, 2009**
>   **File No. 000-50983**

Dear Mr. Read:

We have completed our limited review of your Preliminary Proxy Statement and have no further comments at this time. If you have any questions, please contact Geoffrey D. Kruczek at (202) 551-3641.

Sincerely,

Tim Buchmiller
Senior Attorney

cc (via fax): Gary Agron, Esq.